

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC


06013185

Our Ref: SIHL/ADR/06

4th May 2006

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY 0 5 2006
WASH. D.C.
185
SECTION

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of the Shareholders' circular dated 4th May 2006 in respect of the share reform plan of Bright Dairy & Food Co. Ltd. pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in accordance with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

PROCESSED
MAY 09 2006
THOMSON
FINANCIAL

Yours faithfully,

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shanghai Industrial Holdings Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Shanghai Industrial Holdings Limited.


SIIC

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

DISCLOSEABLE TRANSACTION

SHARE REFORM PLAN OF BRIGHT DAIRY & FOOD CO., LTD.

A letter from the board of directors of Shanghai Industrial Holdings Limited on the share reform plan of Bright Dairy & Food Co., Ltd. is set out on pages 4 to 12 of this circular.

4th May 2006

CONTENTS

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

Term	**Meaning**
"A Shares"	freely transferable shares of Bright Dairy
"Board"	the board of Directors
"Bright Dairy"	Bright Dairy & Food Co., Ltd. (光明乳業股份有限公司), a joint stock limited company established under the laws of the PRC owned as to approximately 30.78% by SIFP, whose A Shares are listed and traded on the Shanghai Stock Exchange (Stock code: 600597)
"Company"	Shanghai Industrial Holdings Limited, a company incorporated under the laws of Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Consideration"	the consideration for the consent by the holders of A Shares to the conversion of all Non-Tradable Shares into tradable A Shares under the Share Reform Plan
"Conversion Date"	the date all Non-Tradable Shares have been converted into A Shares pursuant to the Share Reform Plan
"Converted A Shares"	the A Shares arising on conversion of the Non-Tradable Shares
"Danone"	Danone Asia PTE Ltd., a holder of Non-Tradable Shares
"Da Zhong Transport"	大眾交通(集團)股份有限公司 (Da Zhong Transport (Group) Company Limited*), a former holder of Non-Tradable Shares
"Directors"	directors of the Company
"East Hope"	東方希望集團有限公司 (East Hope Group Co. Ltd.*), a holder of Non-Tradable Shares
"Group"	the Company and its subsidiaries
"Latest Practicable Date"	28th April 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein.

* *The English name is an informal English translation of the official Chinese name.*

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	Model Code for Securities Transactions by Directors of Listed Issuers
"Non-Tradable Shares"	non-freely transferable shares of Bright Dairy
"PRC"	the People's Republic of China
"SIFP"	S.I. Food Products Holdings Ltd. (上實食品控股有限公司), a limited liability company established under the laws of the British Virgin Islands wholly-owned by the Company
"Shanghai Dairy"	上海牛奶(集團)有限公司 (Shanghai Dairy (Group) Co. Ltd.*), a holder of Non-Tradable Shares
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
"Shareholders"	holder(s) of the share(s) in the capital of the Company
"Share Reform Plan"	the plan for conversion of all Non-Tradable Shares into tradable A Shares in exchange for an offer of Non-Tradable Shares and cash to holders of A Shares proposed by the holders of Non-Tradable Shares, with further details as described in this circular
"SIH"	Shanghai Investment Holdings Ltd., a limited liability company established under the laws of the British Virgin Islands
"SIIC"	Shanghai Industrial Investment (Holdings) Co. Ltd., a company incorporated in Hong Kong with limited liability
"SIIC Capital"	SIIC Capital (B.V.I.) Ltd., a limited liability company established under the laws of the British Virgin Islands
"SIIC CM Development"	SIIC CM Development Ltd., a limited liability company established under the laws of the British Virgin Islands
"SI United"	Shanghai Industrial United Holdings Co. Ltd., a joint stock limited company established under the laws of the PRC which is a subsidiary of the Company listed on the A Shares market of the Shanghai Stock Exchange (stock code: 600607)

* *The English name is an informal English translation of the official Chinese name.*

"STC"	Shanghai Industrial Investment Treasury Co. Ltd., a limited liability company established under the laws of the British Virgin Islands
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC


SIIC

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

Executive Directors:
Mr. Cai Lai Xing *(Chairman)*
Mr. Cai Yu Tian *(Vice Chairman, Chief Executive Officer)*
Mr. Qu Ding *(Vice Chairman, Executive Deputy CEO)*
Mr. Lu Ming Fang
Mr. Ding Zhong De
Mr. Qian Shi Zheng *(Deputy CEO)*
Mr. Yao Fang
Mr. Tang Jun

Independent Non-executive Directors:
Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Registered office:
26th Floor
Harcourt House
39 Gloucester Road
Wanchai
Hong Kong

4th May 2006

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

SHARE REFORM PLAN
OF
BRIGHT DAIRY & FOOD CO., LTD.

1. INTRODUCTION

On 12th April 2006, the Directors announced that the Share Reform Plan in respect of Bright Dairy for the conversion of all Non-Tradable Shares into tradable A Shares had been proposed among the holders of the Non-Tradable Shares, one of which is SIFP (a wholly-owned subsidiary of the Company). Following communications and consultations with the holders of A Shares, the Share Reform Plan was finalized with adjustments made to its terms as originally proposed.

Under the Share Reform Plan, the shareholding percentage of SIFP in Bright Dairy will be reduced from approximately 30.78% to 25.17%. The reduction of shareholding in Bright Dairy pursuant to the Share Reform Plan constitutes a discloseable transaction for the Company under Rule 14.06 of the Listing Rules. The Company is required by the Listing Rules to issue this circular to provide the Shareholders with further information on such transaction and to give other information in relation to the Company.

2. THE SHARE REFORM PLAN

Bright Dairy has four holders of Non-Tradable Shares, one of which is SIFP. SIFP holds such number of Non-Tradable Shares which represents approximately 30.78% of the total issued share capital of Bright Dairy. As at the Latest Practicable Date, the total Non-Tradable Shares represented approximately 76.96% of the total issued share capital of Bright Dairy. The holders of Non-Tradable Shares and their respective shareholding interests in Bright Dairy as at the Latest Practicable Date were as follows:

Before completion of the Share Reform Plan

Type of shares	Number of shares in Bright Dairy held	Approximate percentage of total issued share capital of Bright Dairy
Non-Tradable Shares held by:		
Shanghai Dairy	320,757,026	30.78%
SIFP	320,757,026	30.78%
Danone	120,283,881	11.55%
East Hope	40,094,627	3.85%
Subtotal:	801,892,560	76.96%
A Shares held by other shareholders	240,000,000	23.04%
Total:	1,041,892,560	100%

To the best knowledge and belief of the Company, having made all reasonable enquiries, Shanghai Dairy, Danone and East Hope (save for their respective interests in Bright Dairy) as well as the current registered holders of A Shares are third parties independent of the directors, chief executive or substantial shareholders of the Group or any of their respective associates.

Under the Share Reform Plan, in consideration of the consent by the holders of A Shares to the conversion of all Non-Tradable Shares into tradable A Shares, the existing holders of the Non-Tradable Shares will offer to all holders of A Shares RMB8.46 in cash and 1.2 Non-Tradable Shares (which will be converted into A Shares on completion of the Share Reform Plan) for every ten A Shares held by each such holder upon completion of the Share Reform Plan.

Conditions of the Share Reform Plan

The Share Reform Plan is subject to the following:

1. the approvals of more than two-thirds of the voting rights of (i) all the shareholders of Bright Dairy and (ii) the holders of A Shares attending the general meeting; and

2. all other necessary approval as may be required to be obtained in relation to the Share Reform Plan pursuant to the applicable legal requirements or provisions.

If any of such approvals cannot be obtained, the Share Reform Plan will not be implemented. There is no long stop date for fulfillment of the above conditions. The Company will issue a further announcement if the Share Reform Plan will not be implemented.

Consideration

The Consideration (comprising cash and Non-Tradable Shares) will be contributed by the existing holders of Non-Tradable Shares as follow:

1. Danone will contribute RMB15,000,000 in cash towards the Consideration. Danone will also acquire from each of Shanghai Dairy and SIFP 44,099,410 Non-Tradable Shares, totaling 88,198,820 Non-Tradable Shares, at a price of RMB4.06 per Non-Tradable Share. The completion of the acquisitions are conditional upon the approval of the Share Reform Plan;

2. Each of Shanghai Dairy and SIFP will contribute RMB85,520,000 in cash and 14,400,000 Non-Tradable Shares towards the Consideration; and

3. East Hope will contribute RMB17,000,000 in cash towards the Consideration.

Contributions of cash and/or Non-Tradable Shares to the Consideration by the holders of Non-Tradable Shares will be made at the same time.

The amounts of cash and/or Non-Tradable Shares contributed by each of the above holders of Non-Tradable Shares were arrived at after arm's length negotiations among these holders, taking into account the percentage shareholding in Bright Dairy held (before and after the Share Reform Plan) as well as the number of Non-Tradable Shares to be offered by the corresponding holder of Non-Tradable Shares. SIFP and Shanghai Dairy being the holders of Non-Tradable Shares with a greater percentage shareholding than Danone and East Hope would contribute more cash and Non-Tradable Shares, with a view to lead the Share Reform Plan as the two largest controlling shareholders of Bright Dairy.

The contributions towards the Consideration by the holders of Non-Tradable Shares were pro rata to the percentage shareholding in Bright Dairy as between SIFP and Shanghai Dairy, but not pro rata to the percentage shareholding in Bright Dairy as

among SIFP, Danone and East Hope. This is because in the case of Danone it will also have to acquire Non-Tradable Shares from each of SIFP and Shanghai Dairy, and also due to the much smaller percentage shareholding of East Hope in Bright Dairy. Shanghai Dairy and SIFP have equal percentage shareholdings in Bright Dairy, and they will contribute equal amounts of cash and Non-Tradable Shares to be offered to the holders of A Shares. East Hope preferred not to offer Non-Tradable Shares to the holders of A Shares and had to contribute more cash in lieu of the amount of Non-Tradable Shares to be offered. Danone which also preferred not to offer Non-Tradable Shares to the holders of A Shares had to purchase Non-Tradable Shares from each of SIFP and Shanghai Dairy, at a price per Non-Tradable Share which is further described below, and from such transfer of Non-Tradable Shares to Danone, SIFP will receive proceeds of sale which is higher than the unaudited carrying value of such Non-Tradable Shares in the accounts of the Group as at 31st December 2005. The price per share of the transfer of Non-Tradable Shares by SIFP to Danone is lower than the value per share of the contribution of Non-Tradable Shares by SIFP to the Consideration, partly due to the amount of Non-Tradable Shares which Danone is acquiring from each of SIFP and Shanghai Dairy is much greater than that which each of the holders of A Shares would receive under the Share Reform Plan, and also in view of the contributions which have been made by Danone to the business of Bright Dairy.

In view of the potential benefits of the conversion of Non-Tradable Shares into A Shares, and the cash flow to be generated from the transfer of Non-Tradable Shares to Danone, and that the contributions of SIFP and Shanghai Dairy to the Consideration are equal, the Directors consider from the perspective of SIFP the basis of the Consideration and the contribution by SIFP to the Consideration to be fair and reasonable.

The total Consideration to be offered to the holders of A Shares will amount to RMB203,040,000 in cash and 28,800,000 Non-Tradable Shares.

Transfer of Non-Tradable Shares by SIFP to Danone

As part of the Share Reform Plan, an agreement for sale and purchase of shares has been entered into between SIFP and Danone:

Date of Agreement	:	12th April 2006
Parties	:	SIFP (as the vendor) Danone (as the purchaser)
Subject Matter	:	transfer of 44,099,410 Non-Tradable Shares by SIFP to Danone
Consideration	:	RMB 179,043,604.60

The consideration for the transfer of Non-Tradable Shares from SIFP to Danone of RMB4.06 per share was determined based on the initial public offering price of RMB6.50 per share of Bright Dairy, and the bonus issue of shares of Bright Dairy in June 2004 on the basis of 6 new shares for every 10 existing shares held. Danone and

SIFP chose the initial offering price as the cost of acquiring tradable A-Shares, and represented a premium of 8.27% over the price per Non-Tradable Share in the sale of Non-Tradable Shares by Da Zhong Transport to Danone on 26th October 2005, a discount of 15.76% to the 120 day average closing price and a discount of 30.34% to the 30 day average closing price per A Share on the Shanghai Stock Exchange up to 7th April 2006 (the last day of trading of A Shares on the Shanghai Stock Exchange pending consultations on and finalisation of the terms of the Share Reform Plan). The Directors take the view that the discount to the 30 day average closing price is relatively high due to unusual increase in the share price of Bright Dairy before the suspension in trading of A Shares caused by market reaction to the anticipated Share Reform Plan. The Directors consider the price of transfer of Non-Transferable Shares to Danone to be fair and reasonable.

Completion of the transfer of 44,099,410 Non-Tradable Shares by SIFP to Danone is subject to, among others, the obtaining of written approval or no-objection letter from the Department of Commerce, the China Securities Regulatory Commission and other relevant government departments of the PRC of the transfer of Non-Tradable Shares by SIFP to Danone, and the obtaining of necessary shareholders' and government approvals for the Share Reform Plan. The convening of a shareholders' meeting of Bright Dairy for consideration and approval of the Share Reform Plan is subject to the approval from the relevant PRC government authorities of the transfer of shares to Danone. There is no long stop date for completion of the transfer of Non-Tradable Shares by SIFP to Danone.

The acquisitions of Non-Tradable Shares by Danone from SIFP and from Shanghai Dairy (as referred to under the section headed "Consideration" above) were negotiated as part of the Share Reform Plan, as Danone wishes to increase its shareholding in Bright Dairy under the Share Reform Plan. SIFP agreed to the transfer of Non-Tradable Shares to Danone under the Share Reform Plan because it will receive proceeds from the transfer, and the transfer together with the offer of Non-Tradable Shares and cash to holders of A-Shares by SIFP will result in an immaterial net loss to the Group under the Share Reform Plan. Such acquisitions by Danone were taken into account in the determination of the contributions by each of SIFP, Shanghai Dairy and Danone to the Consideration.

Undertakings

Under the Share Reform Plan, each of Shanghai Dairy, SIFP and Danone will undertake that (1) upon completion of the Share Reform Plan and conversion of the Non-Tradable Shares into tradable A Shares, the Converted A Shares may not be traded on the Shanghai Stock Exchange within 24 months from the Conversion Date; and (2) upon expiration of the said 24-month restriction period, Converted A Shares which amount to not more than 5% of the total issued share capital of Bright Dairy may be traded on the Shanghai Stock Exchange in the next 12 months, and Converted A Shares which amount to not more than 10% of the total issued share capital of Bright Dairy may be traded on the Shanghai Stock Exchange in the next 24 months.

Under the Share Reform Plan, Shanghai Dairy, SIFP and Danone will also undertake that:

1. they will jointly put forward proposals at the shareholders' general meeting of Bright Dairy for each of the three years ending 31st December 2008 that the dividend to be distributed in cash shall be not less than 50% of the distributable audited net profits for the year, and will vote in favour of such proposal; and

2. they will advocate that Bright Dairy will after completion of the Share Reform Plan establish a share incentive scheme for its management staff in accordance with relevant regulations.

After fulfillment of its obligations to contribute RMB17,000,000 to the Consideration, East Hope will not be bound by any restrictions on the trading of its Converted A Shares after completion of the Share Reform Plan.

3. CHANGES IN SHAREHOLDING STRUCTURE OF BRIGHT DAIRY

Under the Share Reform Plan, the percentage shareholding in Bright Dairy held by SIFP will be reduced from approximately 30.78% to approximately 25.17%. The following are the anticipated changes in the shareholding structure of Bright Dairy after completion of the Share Reform Plan.

After completion of the Share Reform Plan

Type of shares	Number of shares in Bright Dairy held	Approximate Percentage of total issued share capital of Bright Dairy
A Shares held by:		
Shanghai Dairy	262,257,616	25.17%
SIFP	262,257,616	25.17%
Danone	208,482,701	20.01%
East Hope	40,094,627	3.85%
Subtotal:	773,092,560	74.20%
A Shares held by other shareholders	268,800,000	25.80%
Total:	1,041,892,560	100%

After the completion of the Share Reform Plan, the total number of issued shares in the share capital of Bright Dairy will be unchanged, but SIFP will end up disposing of an approximate 5.61% shareholding in Bright Dairy (including its contribution of Non-Tradable Shares to the Consideration and transfer of Non-Tradable Shares to Danone).

4. INFORMATION ON BRIGHT DAIRY

Bright Dairy is engaged in the manufacture, distribution and sale of dairy and related products. It is owned by the Company as to approximately 30.78% of its total issued share capital.

The consolidated profit before taxation and minority interests and the consolidated profit after taxation and minority interests of Bright Dairy for the two years ended 31st December 2005, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:

	Audited	**Audited**
	Year ended 31st December 2004	**Year ended 31st December 2005**
	RMB'000	*RMB'000*
Consolidated profit before taxation and minority interests	381,961	236,670
Consolidated profit after taxation and minority interests	317,974	211,124

The consolidated total asset value and the consolidated net asset value of Bright Dairy for the two years ended 31st December 2005, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:

	Audited	**Audited**
	Year ended 31st December 2004	**Year ended 31st December 2005**
	RMB'000	*RMB'000*
Consolidated total asset value	3,567,161	3,667,275
Consolidated net asset value	2,050,236	2,112,177

The audited consolidated turnover of Bright Dairy for each of the two years ended 31st December 2004 and 31st December 2005 amounted to approximately RMB6,785,679,000 and RMB6,903,863,000 respectively.

Bright Dairy is accounted for as an associate in the audited consolidated financial statements of the Group, and will continue to be so accounted for after completion of the Share Reform Plan.

5. REASONS FOR AND BENEFITS OF THE SHARE REFORM PLAN

The implementation of the Share Reform Plan is in line with the prevailing development of the securities market of the PRC and will render the Non-Tradable Shares held by SIFP becoming freely transferable on the Shanghai Stock Exchange.

The Directors (including the independent Non-Executive Directors) believe that that the terms of the Share Reform Plan (including the transfer of Non-Tradable Shares by SIFP to Danone) are fair and reasonable and in the interests of the shareholders of the Company as a whole.

6. FINANCIAL EFFECTS OF THE SHARE REFORM PLAN

Based on the audited net asset value of Bright Dairy as at 31st December 2005, the Share Reform Plan will have no material adverse effect on the financial position of the Group. After completion of the Share Reform Plan, the consolidated net profit of the Group will be reduced for the part of the results contributed by Bright Dairy due to the reduction of shareholding in Bright Dairy held by the Group of approximately 5.61%.

There will be an estimated net loss of approximately RMB18,000,000 to the Group (before taxation and expenses, based on the audited financial statements of Bright Dairy for the year ended 31st December 2005 and subject to the performance of Bright Dairy up to completion of the Share Reform Plan) as a result of the Share Reform Plan.

The net loss is calculated with reference to the gain on net of the sale proceeds to be received and the unaudited carrying value of 44,099,410 Non-Tradable Shares of Bright Dairy to be transferred to Danone in the accounts of the Group as at 31st December 2005 in the amount of approximately RMB96,000,000, and the estimated reduction in value of approximately RMB114,000,000 being the contribution of RMB85,520,000 in cash and the estimated unaudited carrying value as at the completion date of the Share Reform Plan of the 14,400,000 Non-Tradable Shares of Bright Dairy (to be offered to holders of A Shares). The Directors consider that such estimated net loss as a result of the Share Reform Plan will not have a material adverse effect on the financial position of the Group.

(i) Effect on net asset value

Net asset value of the Group will decrease by approximately RMB18,000,000 after completion of the Share Reform Plan, which principally reflects the estimated gain of approximately RMB96,000,000 from the transfer of Non-Tradable Shares to Danone and the estimated loss of approximately RMB114,000,000 from the contribution of cash and Non-Tradable Shares to the Consideration. Such change in net asset value of the Group represents approximately 1.08% of the audited consolidated net asset value of the Group as at 31st December 2005. The Directors consider that the exceptional loss will not have a material adverse financial effect on the Group.

(ii) Effect on earnings

After completion of the Share Reform Plan, the consolidated net profit of the Group will be reduced for the part of the results contributed by Bright Dairy due to the reduction of shareholding in Bright Dairy held by the Group of approximately 5.61%.

In view of the profits contributed by Bright Dairy to the Group, the Directors consider that there will be no material impact on the earnings of the Group as a result of the reduction of shareholding in Bright Dairy held by the Group.

While it is expected that the Group will have an immaterial estimated net loss as a result of the Share Reform Plan, SIFP will receive net proceeds of approximately RMB93,523,605 from the transfer of Non-Tradable Shares to Danone which is intended to be invested in projects related to the business of the Group which may be identified from time to time to capture better return for the Group. As at the Latest Practicable Date, the Company had not yet concluded any preliminary negotiations on potential investments in such projects.

7. GENERAL

The Group is principally engaged in the business of infrastructure facilities, medicine, consumer products and information technology. SIFP is an investment holding company.

Shanghai Dairy is principally engaged in the manufacture, processing and sale of dairy and rubber products, food and candies, beverages, rearing machinery, dairy food processing machines, plastic and paper containers, and related scientific research and investment.

Danone is principally engaged in manufacture, processing and sale of food and beverages.

East Hope is principally engaged in manufacture, processing and sale of feeds, additives for feeds and agriculture by-products.

As the revenue ratio under Chapter 14 of the Listing Rules for reduction of shareholding in Bright Dairy held by SIFP under the Share Reform Plan exceeds 5% but is less than 25%, such reduction constitutes a discloseable transaction for the Company under Rule 14.06 of the Listing Rules.

Yours faithfully,
For and on behalf of the Board
CAI LAI XING
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interest or short positions of the Directors and the chief executive of the Company in the shares and underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register maintained by the Company referred to therein, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(i) Interests in shares and underlying shares of the Company

(a) Ordinary Shares

Name of Director	Capacity	Nature of interests	Number of issued shares of the Company held	Percentage of total issued share capital of the Company
Cai Lai Xing	Beneficial Owner	Personal	4,000,000	0.41%
Qu Ding	Beneficial Owner	Personal	1,250,000	0.13%
Lu Ming Fang	Beneficial Owner	Personal	4,200,000	0.43%
Ding Zhong De	Beneficial Owner	Personal	200,000	0.02%
Qian Shi Zheng	Beneficial Owner	Personal	200,000	0.02%
Yao Fang	Beneficial Owner	Personal	200,000	0.02%

All interests stated above represented long positions.

(b) Share Options

Name of Director	Capacity	Date of grant	Exercise price	Number of share options of the Company held	Percentage of total issued share capital of the Company
Cai Lai Xing	Beneficial Owner	September 2005	HK$14.89	800,000	0.08%
Qu Ding	Beneficial Owner	September 2005	HK$14.89	560,000	0.06%
Lu Ming Fang	Beneficial Owner	September 2005	HK$14.89	480,000	0.05%
Qian Shi Zheng	Beneficial Owner	September 2005	HK$14.89	300,000	0.03%
Tang Jun	Beneficial Owner	September 2005	HK$14.89	300,000	0.03%

The above share options are exercisable within a period of three years commencing from 2nd March 2006 to 1st March 2009 in three batches.

(ii) Interests in shares of associated corporation of the Company

SI United

Name of Director	Capacity	Nature of interests	Number of issued publicly tradable shares of SI United held	Percentage of total issued share capital of SI United
Lu Ming Fang	Beneficial Owner	Personal	15,000	0.005%
Ding Zhong De	Beneficial Owner	Personal	15,000	0.005%

All interests stated above represented long positions.

(b) As at the Latest Practicable Date, so far as was known to the Directors, the interest and short positions of the persons (not being a Director or chief executive of the Company) in the shares and underlying shares of the Company which were notified to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO were as follows:

Name	Capacity	Nature of interests	Number of ordinary shares of the Company beneficially held	Percentage of total issued share capital of the Company
(a) Long Positions				
SIIC	Interest held by controlled corporations	Corporate	548,076,000 *(note (i))*	56.62%
Templeton Asset Management Limited	Investment manager	Corporate	58,316,253	6.02%
(b) Short Positions				
SIIC	Interest held by controlled corporations	Corporate	87,653,993 *(note (ii))*	9.06%

Notes:

(i) SIH, SIIC Capital and SIIC CM Development held 468,066,000, 80,000,000 and 10,000 ordinary shares of the Company respectively. SIIC owns 100% of SIIC CM Development and STC respectively whereas STC owns 100% of SIH, which in turn owns 100% of SIIC Capital.

(ii) SIIC was taken to have short positions in respect of 87,653,993 underlying shares of the Company under certain listed equity derivatives pursuant to the Zero Coupon Guaranteed Exchangeable Bonds issued by STC due March 2009 unconditionally and irrevocably guaranteed by SIIC and exchangeable into ordinary shares of the Company.

As at the Latest Practicable Date, so far as was known to the Directors, the following Directors are also directors or employees of SIIC:

Name of Director	Position held in SIIC
Mr. Cai Lai Xing	Chairman
Mr. Cai Yu Tian	Executive Director and President
Mr. Qu Ding	Executive Director and Executive Vice President
Mr. Lu Ming Fang	Executive Director
Mr. Ding Zhong De	Executive Director
Mr. Qian Shi Zheng	Vice President
Mr. Tang Jun	Deputy General Manager of Finance and Planning Department

(c) As at the Latest Practicable Date, so far as was known to the Directors, the following persons (other than members of the Group) were directly or indirectly interested in 10% or more of the issued share capital carrying rights to vote in all circumstances at general meetings of the following members of the Group (other than the Company) and the amount of each of such person's interest in such securities were as follows:

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of shareholding
Changzhou Pharmaceutical Co. Ltd.* (常州藥業股份有限公司)	Changzhou State-owned Assets Investment Co.* (常州國有資產投資經營總公司)	equity interest	23.05%
Chia Tai Qingchunbao Pharmaceutical Co. Ltd.	China (Hangzhou) Qingchunbao Group Co. Ltd.* (中國(杭州)青春寶集團有限公司)	equity interest	20%
	Hangzhou Chia Tai Qingchunbao Staff Shareholding Association* (杭州市正大青春寶職工持股協會)	equity interest	20%
Chifeng Arker Pharmaceutical Technology Co. Ltd.* (赤峰艾克製藥科技股份有限公司)	Hainan Dalong International Investment Co. Ltd.* (海南大龍國際投資有限公司)	equity interest	14.67%
	Shenzhen Yigong Industrial Co. Ltd.* (深圳益公實業有限公司)	equity interest	14.67%
Chifeng Mysun Pharma Co. Ltd.* (赤峰蒙欣藥業有限公司)	Chifeng Pharmaceutical (Group) Co. Ltd* (赤峰製藥(集團)有限責任公司)	equity interest	17.91%
Guangdong Techpool Biochem Pharma Co. Ltd.* (廣東天普生化醫藥股份有限公司)	Guangzhou Bopu Biotechnology Co. Ltd.* (廣州市博普生物技術有限公司)	equity interest	29.1785%
	Guangdong Province Technology Venture Investment Co.* (廣東省科技創業投資公司)	equity interest	10%
Hangzhou Huqingyutang Pharmaceutical Co. Ltd.	Hangzhou Huqingyutang Investment Co. Ltd. (杭州胡慶餘堂投資有限公司)	equity interest	44.9566%
Liaoning Herbapex Pharmaceutical (Group) Co. Ltd.	Medieval International Limited	equity interest	28.8%
	Zheng Ji Yu	equity interest	16.5%

* *The English name is an informal English translation of the official Chinese name.*

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of shareholding
Mergen Biotech Limited	Excellent Hope Holdings Inc.	ordinary share	15%
Shanghai Qiyi Dental Equipment Co. Ltd.* (上海奇異牙科器材有限公司)	Shanghai Dental Materials Factory Qi Xin Operating Services Department* (上海齒科材料廠奇新綜合經營服務部)	equity interest	10%
Shanghai Sunway Biotech Co. Ltd.	Shanghai Alliance Investment Ltd.	equity interest	18.6%
Shanghai Tongjian Pharmacy Co. Ltd.* (上海同健藥房有限公司)	Shanghai Huajian Medical Technology Co.* (上海華健醫藥科技公司)	equity interest	40%
Shanghai Victor Medical Instrument Co. Ltd.	The Mansfield Corp. USA	equity interest	30%
Shanghai Yichuang Traditional Chinese Medicine Research & Development Center Co. Ltd.	Shanghai University of Traditional Chinese Medicine Technological Development Co.* (上海中醫大科技發展公司)	equity interest	45%
Shanghai Yuemin Pharmacy Co. Ltd.* (上海悦民大藥房有限公司)	Shanghai Yuanfeng Pharmacy* (上海源豐藥房)	equity interest	30%
Shanghai Yunhu Raw-pharmaceutical Co. Ltd.* (上海雲湖醫藥藥材股份有限公司)	Shanghai Yunhu Raw Pharmaceutical Co. Ltd. Staff Shareholding Association* (上海雲湖醫藥藥材股份有限公司職工持股會)	equity interest	15.45%
SI United Changcheng Pharmaceutical Co. Ltd.* (上海實業聯合集團長城藥業有限公司)	Jin Jiang International Holdings Co. Ltd.	equity interest	30%
SI United Pharmacy Co. Ltd.* (上海實業聯合集團大藥房有限公司)	Shanghai Zhenru Shangcheng Co. Ltd.* (上海真如商城股份有限公司)	equity interest	10%
Xiamen Traditional Chinese Medicine Co. Ltd.	Xiamen Dinglu Ind. Corp.* (廈門鼎爐實業總公司)	equity interest	30%

* *The English name is an informal English translation of the official Chinese name.*

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of shareholding
Chengdu Jiuxing Printing and Packing Co. Ltd.	Sichuan Quanxing Co. Ltd.	equity interest	20%
	Chengdu Jiang Shi Investment Co. Ltd.* (成都江氏投資有限公司)	equity interest	29%
Chengdu Wingfat Printing Co. Ltd.* (成都永發印務有限公司)	Sichuan Quanxing Co. Ltd.	equity interest	20%
	Chengdu Jiang Shi Investment Co. Ltd.* (成都江氏投資有限公司)	equity interest	29%
Hebei Yongxin Paper Co. Ltd.* (河北永新紙業有限公司)	Xinnan (Tianjin) Paper Co. Ltd.* (新南(天津)紙業有限公司)	equity interest	29%
Xuchang Yongchang Printing Co. Ltd.	Xuchang Cigarette Factory* (許昌捲煙總廠)	equity interest	49%
Zhejiang Rongfeng Paper Co. Ltd. (浙江榮豐紙業有限公司)	Hui Kin Yip	equity interest	6.375%

* *The English name is an informal English translation of the official Chinese name.*

(d) Save as disclosed above, as at the Latest Practicable Date:

(i) so far as was known to the Directors, none of the Directors or chief executive of the Company had any interest or short positions in any shares or underlying shares or interest in debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

(ii) there was no person known to the Directors who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, was, directly or indirectly, interested in 10% or more of the nominal valued of the issued share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group, or any options in respect of such capital.

3. DIRECTORS' INTERESTS IN CONTRACTS

(a) As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

(b) Save as disclosed herein, as at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which had been, since 31st December 2005, (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by, or leased to the Company or any member of the Group, or were proposed to be acquired or disposed of by, or leased to, any member of the Group.

(c) Save as disclosed herein, as at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement subsisting at the date of this circular and which is significant in relation to the business of the Group.

4. DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, so far as was known to the Directors, none of the Directors, and their respective associates was considered to have interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group or have any other conflicts of interest with the Group pursuant to the Listing Rules.

5. LITIGATION

So far as the Directors are aware, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or arbitration of material importance was pending or threatened against the Company or any of its subsidiaries as at the Latest Practicable Date.

6. MISCELLANEOUS

(a) The registered office of the Company is at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong.

(b) The share registrar and transfer office of the Company is Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(c) The company secretary of the Company is Ms. Wong Mei Ling, Marina who is a Fellow of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(d) The qualified accountant of the Company is Mr. Lee Kim Fung, Edward who is a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

(e) In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

3. 董事的合約權益

(a) 於最後實際可行日期，概無董事與本集團任何成員公司訂立或擬訂立本集團不得在一年內毋須支付賠償（法定賠償除外）而予以終止之服務合約。

(b) 除本通函披露者外，於最後實際可行日期，自二零零五年十二月三十一日（本公司最近期公佈之經審核帳目結算日）以來，概無董事於本公司或本集團任何成員公司收購或出售或租用或建議由本集團任何成員公司收購或出售或租用之任何資產中，擁有任何直接或間接權益。

(c) 除本通函披露者外，於最後實際可行日期，於本通函刊發日期，概無董事在與本集團業務有重大關係之合約或安排中擁有重大權益。

4. 董事於競爭業務之權益

於最後實際可行日期，就各董事所悉，根據上市規則，董事或彼等各自之聯繫人士並無被認為於與本集團業務構成或可能構成直接或間接競爭，或與本集團有任何其他利益衝突之任何業務中擁有權益。

5. 訴訟

據董事所知，於最後實際可行日期，本公司或其任何附屬公司未曾涉及任何重大訴訟或仲裁，而本公司或其任何附屬公司概無任何尚未了結或面臨任何重大訴訟或仲裁。

6. 其他事項

(a) 本公司的註冊辦事處為香港灣仔告士打道三十九號夏慤大廈二十六樓。

(b) 本公司的股份過戶登記處為秘書商業服務有限公司，地址為香港灣仔皇后大道東二十八號金鐘滙中心二十六樓。

(c) 本公司的公司秘書為黃美玲女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會資深會員。

(d) 本公司的合資格會計師為李劍峰先生，彼為英國特許公認會計師公會及香港會計師公會資深會員。

(e) 本通函的中、英文本如有歧異，概以英文本為準。

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持股份百分比
成都九興印刷包裝有限公司	四川全興股份有限公司	股本權益	20%
	成都江氏投資有限公司	股本權益	29%
成都永發印務有限公司	四川全興股份有限公司	股本權益	20%
	成都江氏投資有限公司	股本權益	29%
河北永新紙業有限公司	新南(天津)紙業有限公司	股本權益	29%
許昌永昌印務有限公司	許昌捲煙總廠	股本權益	49%
浙江榮豐紙業有限公司	許建業	股本權益	6.375%

(d) 除以上所披露者外，於最後實際可行日期：

(i) 就董事所悉，董事或本公司的最高行政人員，概無擁有於本公司或其任何相聯法團(按證券及期貨條例第XV部涵義)的任何股份或相關股份中的任何權益或淡倉或債權證中的任何權益，根據證券及期貨條例第XV部第7及8分部必須通知本公司及聯交所(包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉)；或根據證券及期貨條例第352條須列入該條例所述的登記冊；或根據標準守則須通知本公司及聯交所。

(ii) 就董事所知，並無任何人士於任何本公司股份及相關股份擁有任何權益或淡倉而須根據證券及期貨條例第XV部第2及3分部必須通知本公司及聯交所；或直接或間接擁有附帶在所有情況下於本集團任何其他成員公司股東大會上投票權的已發行股本面值10%或以上的權益，或有關此等股本的任何購股期權。

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持股份百分比
Mergen Biotech Limited	Excellent Hope Holdings Inc.	普通股	15%
上海奇異牙科器材有限公司	上海齒科材料廠奇新綜合經營服務部	股本權益	10%
上海三維生物技術有限公司	上海聯和投資有限公司	股本權益	18.6%
上海同健藥房有限公司	上海華健醫藥科技公司	股本權益	40%
上海勝利醫療器械有限公司	美國漫斯菲爾德股份有限公司	股本權益	30%
上海醫創中醫藥科研開發中心有限公司	上海中醫大科技發展公司	股本權益	45%
上海悦民大藥房有限公司	上海源豐藥房	股本權益	30%
上海雲湖醫藥藥材股份有限公司	上海雲湖醫藥藥材股份有限公司職工持股會	股本權益	15.45%
上海實業聯合集團長城藥業有限公司	錦江國際(集團)有限公司	股本權益	30%
上海實業聯合集團大藥房有限公司	上海真如商城股份有限公司	股本權益	10%
廈門中藥廠有限公司	廈門鼎爐實業總公司	股本權益	30%

(c) 於最後實際可行日期，就董事所悉，直接或間接擁有附帶在所有情況下於下列本集團成員公司（本公司除外）的股東大會上投票權的已發行股本10%或以上權利的人士（本集團成員公司除外）及此等人士各自於此等證券的權益如下：

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持股份百分比
常州藥業股份有限公司	常州國有資產投資經營總公司	股本權益	23.05%
正大青春寶藥業有限公司	中國（杭州）青春寶集團有限公司	股本權益	20%
	杭州市正大青春寶職工持股協會	股本權益	20%
赤峰艾克製藥科技股份有限公司	海南大龍國際投資有限公司	股本權益	14.67%
	深圳益公實業有限公司	股本權益	14.67%
赤峰蒙欣藥業有限公司	赤峰製藥（集團）有限責任公司	股本權益	17.91%
廣東天普生化醫藥股份有限公司	廣州市博普生物技術有限公司	股本權益	29.1785%
	廣東省科技創業投資公司	股本權益	10%
杭州胡慶餘堂藥業有限公司	杭州胡慶餘堂投資有限公司	股本權益	44.9566%
遼寧好護士藥業（集團）有限責任公司	中世紀國際有限公司	股本權益	28.8%
	鄭繼宇	股本權益	16.5%

(b) 於最後實際可行日期，就董事所悉，於本公司股份及相關股份擁有權益及淡倉而按證券及期貨條例第XV部第2及第3分部知會本公司及聯交所有關權益的人士（本公司董事或最高行政人員除外）如下：

名稱	身份	權益性質	實益持有本公司已發行普通股數目	佔本公司已發行股本總數的百分比
(a) 好倉				
上實集團	受控制公司所持有的權益	公司	548,076,000 *（附註(i)）*	56.62%
鄧普頓資產管理有限公司	投資經理	公司	58,316,253	6.02%
(b) 淡倉				
上實集團	受控制公司所持有的權益	公司	87,653,993 *（附註(ii)）*	9.06%

附註：

(i) 上海投資、上實資本及上實崇明開發分別持有468,066,000股、80,000,000股及10,000股本公司普通股。上實集團分別擁有上實崇明開發及上實財務的100%權益。而上實財務擁有上海投資的100%權益。上海投資擁有上實資本的100%權益。

(ii) 上實集團被視為持有87,653,993股本公司相關股份的淡倉，此乃根據上實財務所發行，由上實集團提供無條件及不可撤回擔保，可轉換為本公司普通股股份的二零零九年三月到期零息擔保可換股債券之若干上市股份衍生工具。

於最後實際可行日期，就各董事所悉，下列董事亦為上實集團董事或僱員：

董事姓名	於上實集團所持職位
蔡來興先生	董事長
蔡育天先生	執行董事兼總裁
瞿　定先生	執行董事兼常務副總裁
呂明方先生	執行董事
丁忠德先生	執行董事
錢世政先生	副總裁
唐　鈞先生	計劃財務部副總經理

(b) 購股期權

董事姓名	身份	授出日期	行使價	持有本公司已發行期權數目	佔本公司已發行股本總數的百分比
蔡來興	實益擁有人	二零零五年九月	14.89港元	800,000	0.08%
瞿　定	實益擁有人	二零零五年九月	14.89港元	560,000	0.06%
呂明方	實益擁有人	二零零五年九月	14.89港元	480,000	0.05%
錢世政	實益擁有人	二零零五年九月	14.89港元	300,000	0.03%
唐　鈞	實益擁有人	二零零五年九月	14.89港元	300,000	0.03%

上述購股期權可於二零零六年三月二日至二零零九年三月一日三年期間，分三期內予以行使。

(ii) 於本公司相聯法團股份之權益

上實聯合

董事姓名	身份	權益性質	持有上實聯合已發行流通股股份數目	佔上實聯合已發行股本總數的百分比
呂明方	實益擁有人	個人	15,000	0.005%
丁忠德	實益擁有人	個人	15,000	0.005%

上述權益皆為好倉。

1. 責任聲明

本通函包括遵照上市規則而列載的詳細資料，旨在提供有關本集團的資料。董事對本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，盡彼等所知及所信，本通函並無遺漏其他事項，致使本通函所載任何陳述有所誤導。

2. 權益披露

(a) 於最後實際可行日期，董事及本公司最高行政人員於本公司或其任何相聯法團（按證券及期貨條例第XV部涵義）股份及相關股份或債券證權益中擁有的權益或淡倉，根據證券及期貨條例第XV部第7及8分部須通知本公司及聯交所（包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉）；或根據證券及期貨條例第352條須列入本公司按該條例存置之登記冊；或根據標準守則須通知本公司及聯交所者如下：

(i) 於本公司股份及相關股份之權益

(a) 普通股

董事姓名	身份	權益性質	持有本公司已發行股份數目	佔本公司已發行股本總數的百分比
蔡來興	實益擁有人	個人	4,000,000	0.41%
瞿　定	實益擁有人	個人	1,250,000	0.13%
呂明方	實益擁有人	個人	4,200,000	0.43%
丁忠德	實益擁有人	個人	200,000	0.02%
錢世政	實益擁有人	個人	200,000	0.02%
姚　方	實益擁有人	個人	200,000	0.02%

上述權益皆為好倉。

(ii) 盈利之影響

於完成股權分置改革方案後，由於本集團所持光明乳業之股權減少約5.61%，光明乳業業績對本集團綜合淨利潤之貢獻將相應減少。

鑒於光明乳業對本集團溢利之貢獻，董事認為，本集團所持光明乳業股權之調減不會對本集團之盈利構成重大影響。

預計本集團因股權分置改革方案將產生一筆並不重大之估計虧損淨額，而上實食品將從轉讓非流通股予達能收取所得款項淨額約人民幣93,523,605元，預計用以投資於有關本集團業務可能不時物色能為本集團帶來更佳回報之項目。於最後實際可行日期，本公司並未就該等項目可能進行之投資達成任何初步磋商。

7. 一般事項

本集團主要從事基建設施、醫藥、消費品及信息技術。上實食品為一家投資控股公司。

上海牛奶主要從事生產、加工及銷售乳製品及橡膠製品、食品及糖果、飲料、畜牧機械、乳品食品加工機械、塑膠及紙製包裝容器，以及相關之科研與投資。

達能主要從事生產、加工及銷售食品及飲品。

東方希望主要從事生產、加工及銷售飼料、飼料添加物及農業副產品。

上實食品根據股權分置改革方案調減光明乳業股權涉及根據上市規則第14章之收益比率超逾5%但低於25%，因此根據上市規則第14.06條，是項調減構成本公司之一項須予披露交易。

此　致

列位股東　台照

代表董事會
董事長
蔡來興
謹啟

二零零六年五月四日

5. 進行股權分置改革方案之理由及效益

進行股權分置改革方案乃符合中國證券市場當前之發展，並使上實食品所持之非流通股成為可於上海證券交易所自由轉讓之股份。

董事(包括獨立非執行董事)相信，股權分置改革方案之條款(包括由上實食品轉讓非流通股予達能)均屬公平及合理，且符合本公司股東之整體利益。

6. 股權分置改革方案之財務影響

按光明乳業於二零零五年十二月三十一日之經審核資產淨值，股權分置改革方案將不會對本集團之財務狀況有重大不利影響。於股權分置改革方案完成後，因本集團於光明乳業持有之股權減少約5.61%，故本集團將減少攤佔該調減股權部分之光明乳業業績。

股權分置改革方案將為本集團帶來估計虧損淨額約人民幣18,000,000元(扣除税項及其他開支前，按照截至二零零五年十二月三十一日止年度光明乳業之經審核財務報表，亦須視乎直至股權分置改革方案完成前光明乳業之業績而定)。

虧損淨額乃參照將收取之所得款項扣減將轉讓予達能之光明乳業非流通股44,099,410股於二零零五年十二月三十一日在本集團帳目之未經審核帳面餘額後之收益約人民幣96,000,000元，及估計減值約人民幣114,000,000元(即支付現金人民幣85,520,000元及於股權分置改革方案完成日將轉讓予流通股股東之光明乳業非流通股份14,400,000股在本集團帳目之估計未經審核帳面餘額)之淨額計算。董事認為，股權分置改革方案造成之該估計虧損淨額，將不會對本集團之財務狀況造成重大不利影響。

(i) 資產淨值之影響

於完成股權分置改革方案後，本集團的資產淨值將減少約人民幣18,000,000元，主要反映向達能轉讓非流通股所得估計收益約人民幣96,000,000元，而就代價支付之現金及非流通股估計虧損約人民幣114,000,000元。本集團此資產淨值之變動相當於本集團於二零零五年十二月三十一日經審核綜合資產淨值的約1.08%。董事認為此特殊虧損將不會對本集團構成重大不利財務影響。

於股權分置方案完成後，光明乳業股本中已發行股份總數將保持不變，惟上實食品將減持於光明乳業約5.61%的股權(包括作為代價轉讓之非流通股及向達能轉讓之非流通股)。

4. 有關光明乳業之資料

光明乳業從事製造、分銷及銷售乳品及相關產品。光明乳業由本公司擁有其已發行股本總數的約30.78%。

截至二零零五年十二月三十一日止兩個年度，光明乳業按照中國公認會計準則編製之除稅及少數股東權益前的綜合溢利，以及除稅及少數股東權益後的綜合溢利如下：

	經審核 **截至二零零四年十二月三十一日止年度** *人民幣千元*	**經審核** **截至二零零五年十二月三十一日止年度** *人民幣千元*
除稅及少數股東權益前的綜合溢利	381,961	236,670
除稅及少數股東權益後的綜合溢利	371,974	211,124

截至二零零五年十二月三十一日止兩個年度，光明乳業按照中國公認會計準則編製之綜合資產總值及綜合資產淨值如下：

	經審核 **截至二零零四年十二月三十一日止年度** *人民幣千元*	**經審核** **截至二零零五年十二月三十一日止年度** *人民幣千元*
綜合資產總值	3,567,161	3,667,275
綜合資產淨值	2,050,236	2,112,177

截至二零零四年十二月三十一日及二零零五年十二月三十一日止兩個年度，光明乳業之經審核綜合營業額分別約為人民幣6,785,679,000元及人民幣6,903,863,000元。

光明乳業乃以聯營公司計入於本集團之經審核綜合財務報表內，於股權分置改革方案完成後仍將如此入帳。

根據股權分置改革方案，上海牛奶、上實食品及達能亦將承諾：

1. 彼等在光明乳業截至二零零八年十二月三十一日止三個年度各年之股東大會上將聯合提議現金分紅比例不低於當年經審計後淨利潤可分配部份的50%，並對此提案投贊成票；及

2. 彼等將推動光明乳業於完成股權分置改革方案後按有關規定制訂管理層激勵計劃。

於履行其支付代價人民幣17,000,000元之責任後，東方希望於完成股權分置改革方案後買賣其轉換流通股時將不會受到任何限制。

3. 光明乳業股權架構之變動

根據股權分置改革方案，上實食品於光明乳業持有之百分比將由約30.78%減至約25.17%。於股權分置改革方案完成後，光明乳業股權架構之預期變動如下。

於股權分置改革方案完成後

股份類別	持有之光明乳業股份數目	約佔光明乳業已發行股本總數之百分比
由以下公司持有之非流通股：		
上海牛奶	262,257,616	25.17%
上實食品	262,257,616	25.17%
達能	208,482,701	20.01%
東方希望	40,094,627	3.85%
小計：	773,092,560	74.20%
其他股東持有之流通股	268,800,000	25.80%
總計：	1,041,892,560	100%

食品選擇以首次公開招股價為收購流通股之成本，較於二零零五年十月二十六日由大眾交通向達能出售非流通股之每股非流通股價格溢價約8.27%，較截至二零零六年四月七日（流通股於上海證券交易所停牌以待磋商及落實股權分置改革方案之條款之最後交易日）止於上海證券交易所所報之120日平均收市價每股流通股折讓約15.76%及30日平均收市價每股流通股折讓約30.34%。董事認為，30日平均收市價較高的原因是受到對預期股權分置改革方案的市場反應所影響，光明乳業之股價在暫停買賣流通股前不尋常地上升所致。董事認為，由上實食品轉讓非流通股予達能之價格乃屬公平及合理。

由上實食品轉讓44,099,410股非流通股予達能之完成須得到（其中包括）由商務部、中國證券監督管理委員會及其他相關之中國政府部門發出就有關由上實食品轉讓非流通股予達能之書面批准或不反對函件，及獲得就股權分置改革方案所需的股東與政府部門批准。為審議及批准股權分置改革方案而召開之光明乳業股東大會，須經相關中國政府機關批准轉讓股份予達能後方可召開。上實食品完成轉讓非流通股予達能並無最後期限。

達能根據股權分置改革方案將可提高其於光明乳業之持股量，達能從上實食品及上海牛奶購買之非流通股（見上文「代價」一節）乃作為股權分置改革方案磋商之一部分。上實食品同意根據股權分置改革方案轉讓非流通股予達能，乃因上實食品將從轉讓中取得款項，而根據股權分置改革方案，轉讓連同由上實食品轉讓非流通股及支付現金予流通股股東，對本集團而言帶來並不重大之淨虧損。上實食品、上海牛奶及達能各自在釐定所付出的代價時已計算達能之收購在內。

承諾

就股權分置改革方案，上海牛奶、上實食品及達能將承諾，(1)於完成股權分置改革方案及將非流通股轉換為流通股後，由換股日期起計，轉換流通股在二十四個月內不上市交易；(2)上述期滿後，十二個月內通過上海證券交易所掛牌交易出售的轉換流通股佔光明乳業總股本的比例不超過百分之五；及二十四個月內通過上海證券交易所掛牌交易出售的轉換流通股佔光明乳業總股本的比例不超過百分之十。

價則不按其各自於光明乳業之持股量百分比同比例計算。此乃由於就達能而言，其亦將需從上實食品及上海牛奶購買非流通股，而東方希望於光明乳業之持股量百分比則較低。由於上海牛奶及上實食品於光明乳業所佔股權比例相同，兩者將就代價以相同金額支付現金及向流通股股東轉讓相同之非流通股數目。東方希望選擇不轉讓非流通股予流通股股東而以支付更多現金代替轉讓非流通股。達能選擇不轉讓非流通股予流通股股東而以下文進一步詳述之每股非流通股價格，向上海牛奶及上實食品各自購買非流通股，而上實食品從轉讓非流通股予達能將收取之所得款項淨額，將高於該等非流通股於二零零五年十二月三十一日在本集團帳目之未經審核帳面餘額。上實食品轉讓非流通股予達能之每股價格較上實食品就代價轉讓非流通股之每股價值低，部分原因為達能向上實食品及上海牛奶根據股權分置改革方案購買之非流通股數目較每名流通股股東收取之非流通股為多，並考慮到達能對光明乳業之業務作出之貢獻。

基於將非流通股轉換為流通股之潛在利益、從轉讓非流通股予達能將擬產生之現金流，以及上實食品與上海牛奶付出相同代價，董事認為，就上實食品而言，代價之基準及上實食品所付出之代價為公平及合理。

向流通股股份股東建議提呈支付之代價將合共為人民幣203,040,000元現金及28,800,000股非流通股。

由上實食品轉讓非流通股予達能

作為股權分置改革方案的一部分，上實食品與達能訂立一份買賣股份協議：

協議日期	:	二零零六年四月十二日
訂約方	:	上實食品(作為賣方) 達能(作為買方)
目標事項	:	由上實食品轉讓44,099,410股非流通股予達能
代價	:	人民幣179,043,604.60元

由上實食品轉讓至達能之非流通股之代價為每股人民幣4.06元，乃根據光明乳業之首次公開招股價每股人民幣6.50元，及於二零零四年六月光明乳業按每持有10股現有股份可得6股新股的基準發行紅股計算。達能及上實

股權分置改革方案之條件

股權分置改革方案乃受下列條件規限：

1. 股權分置改革方案需(i)經參加相關會議表決的光明乳業股東所持表決權的三分之二以上通過並(ii)經參加表決的光明乳業流通股股東所持表決權的三分之二以上通過；及

2. 已根據有關法律規定或條文，取得股權分置改革方案可能需要的全部其他必要審批。

若任何上述批准無法取得，則股權分置改革方案將不會予以實行。上述條件的達成並無最後完成日期。倘若不實行股權分置改革方案，則本公司將另行發表公佈。

代價

代價(包括現金及非流通股)將由非流通股的現有股東按以下方式提供：

1. 達能將就代價支付人民幣15,000,000元現金。達能亦將按每股非流通股人民幣4.06元之價格向上海牛奶及上實食品各自購買44,099,410股非流通股，合計88,198,820股非流通股。完成收購事項須待股權分置改革方案獲批准後方可進行。

2. 上海牛奶及上實食品將就代價各自支付人民幣85,520,000元現金及轉讓14,400,000股非流通股；及

3. 東方希望將就代價支付人民幣17,000,000元現金。

由非流通股股東以現金及／或非流通股方式付出代價，將同時進行。

由上述每位非流通股股東付出現金及／或非流通股乃各股東之間經公平磋商，並考慮其於光明乳業的持股百分比(股權分置改革方案之前及之後)及非流通股的相關持有人將擬轉讓的非流通股數目。上實食品及上海牛奶作為非流通股股東，所持有的非流通股股權百分比較達能及東方希望為多，作為光明乳業兩名最大控權股東推動股權分置改革方案將付出較多現金和非流通股。

上實食品及上海牛奶向非流通股股東支付之代價乃按其各自於光明乳業之持股量百分比同比例計算，而上實食品與達能及東方希望所支付之代

2. 股權分置改革方案

光明乳業有四名非流通股股東，其中一位為上實食品。上實食品持有光明乳業若干非流通股，該等股份佔光明乳業已發行股本總數的約30.78%。於最後實際可行日期，全部非流通股佔光明乳業已發行股本總數的約76.96%。非流通股之股東及彼等各自持股權益如下：

於股權分置改革方案完成前

股份類別	持有之光明乳業股份數目	約佔光明乳業已發行股本總數之百分比
由以下公司持有之非流通股：		
上海牛奶	320,757,026	30.78%
上實食品	320,757,026	30.78%
達能	120,283,881	11.55%
東方希望	40,094,627	3.85%
小計：	801,892,560	76.96%
由其他股東持有之流通股	240,000,000	23.04%
總計：	1,041,892,560	100%

在作出一切合理查詢後，就本公司所知及所信，上海牛奶、達能及東方希望（彼等各自於光明乳業之權益除外）以及流通股之現時登記股東為獨立於本集團之董事、最高行政人員或主要股東或彼等任何之聯繫人士之第三方。

根據股權分置改革方案，非流通股之現有股東向流通股股東提出要約，即於股權分置改革方案完成時流通股股東每持有10股流通股將可獲人民幣8.46元現金及1.2股非流通股（於股權分置改革方案完成後將轉換為流通股），以換取流通股股東同意將所有非流通股轉換為流通股。



上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(於香港註冊成立之有限公司)

(股份代號：363)

執行董事：
蔡來興先生*(董事長)*
蔡育天先生*(副董事長、行政總裁)*
瞿　定先生*(副董事長、常務副行政總裁)*
呂明方先生
丁忠德先生
錢世政先生*(副行政總裁)*
姚　方先生
唐　鈞先生

獨立非執行董事：
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

註冊辦事處：
香港灣仔
告士打道三十九號
夏慤大廈二十六樓

敬啟者：

須予披露交易

光明乳業股份有限公司
之
股權分置改革方案

1. 緒言

於二零零六年四月十二日，董事公佈非流通股股東(其中一位為本公司之全資附屬公司上實食品)已提呈有關將所有非流通股轉換為流通股之光明乳業股權分置改革方案建議。經與流通股股東溝通並諮詢彼等意見後，股權分置改革方案經已落實，並對原建議之條款作出修訂。

根據股權分置改革方案，上實食品於光明乳業之持股百分比將由約30.78%減至約25.17%。按上市規則第14.06條，根據股權分置改革方案而導致光明乳業股權的調減構成本公司須予披露交易。根據上市規則，本公司須刊發本通函，以向股東提供是項交易之進一步資料及有關本公司之其他資料。

「上實財務」	Shanghai Industrial Investment Treasury Co. Ltd.，一家根據英屬維爾京群島法律成立之有限公司
「聯交所」	香港聯合交易所有限公司
「港元」	港元，香港法定貨幣
「人民幣」	人民幣，中國法定貨幣

「上市規則」	聯交所證券上市規則
「標準守則」	上市公司董事進行證券交易的標準守則
「非流通股」	光明乳業之非流通股股份
「中國」	中華人民共和國
「上實食品」	S.I. Food Products Holdings Ltd.(上實食品控股有限公司),一家根據英屬維爾京群島法律成立之有限公司,並由本公司全資擁有
「上海牛奶」	上海牛奶(集團)有限公司,非流通股之股東
「證券及期貨條例」	香港法例第571章證券及期貨條例
「股東」	本公司股本中的股份持有人
「股權分置改革方案」	非流通股股東建議通過向流通股股東轉讓非流通股及支付現金,以換取將所有非流通股轉換為流通股之方案,詳情載於本通函
「上海投資」	Shanghai Investment Holdings Ltd.,一家根據英屬維爾京群島法律成立的有限責任公司
「上實集團」	上海實業(集團)有限公司,一家在香港成立的有限責任公司
「上實資本」	SIIC Capital (B.V.I.) Ltd.,一家根據英屬維爾京群島法律成立的有限責任公司
「上實崇明開發」	SIIC CM Development Ltd.(上海實業崇明開發建設有限公司),一家根據英屬維爾京群島法律成立的有限責任公司
「上實聯合」	上海實業聯合集團股份有限公司,一家根據中國法律成立之股份有限公司,為本公司一家於上海證券交易所A股市場上市之附屬公司(證券代碼:600607)

釋 義

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

詞彙	**涵義**
「流通股」	光明乳業之流通股股份
「董事會」	董事會
「光明乳業」	光明乳業股份有限公司，一家根據中國法律成立之股份有限公司，其約30.78%股權由上實食品擁有，而其A股於上海證券交易所上市及買賣(證券代碼：600597)
「本公司」	上海實業控股有限公司，一家根據香港法律成立之有限責任公司，其股份於聯交所主板上市
「代價」	根據股權分置改革方案，就流通股股東同意轉換所有非流通股向流通股所支付之代價
「換股日期」	根據股權分置改革方案，所有非流通股轉換為流通股之日期
「轉換流通股」	因轉換非流通股而產生之流通股
「達能」	Danone Asia Pte Ltd.，非流通股之股東
「大眾交通」	大眾交通(集團)股份有限公司，非流通股之前股東
「董事」	本公司董事
「東方希望」	東方希望集團有限公司，非流通股之股東
「本集團」	本公司及其附屬公司
「最後實際可行日期」	二零零六年四月二十八日，即本通函付印前為確定其所載若干資料的最後實際可行日期

目　錄

此乃要件 請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下上海實業控股有限公司之股份全部**售出或轉讓**，應立即將本通函交予買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函僅供參考用途，並不構成收購、購買或認購上海實業控股有限公司證券之邀請或要約。



上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(於香港註冊成立之有限公司)

(股份代號：363)

須予披露交易

光明乳業股份有限公司
之
股權分置改革方案

上海實業控股有限公司董事會就光明乳業股份有限公司之股權分置改革方案而發出之函件載於本通函第4頁至第12頁。

二零零六年五月四日